EXHIBIT 99.1

 Magal Receives Repeat Orders Totaling $1.7 Million

Press Release
Source: Magal Security Systems Ltd
On Wednesday December 22, 2010, 11:13 am EST

YAHUD, Israel, December 22, 2010 /PRNewswire-FirstCall/ -- Magal Security Systems, Ltd. (NASDAQ GM: MAGS) announced today that it received $1.7 million in three repeat orders in the last part of the year.

The first order is for the expansion of a current project at a major international airport in Asia, which includes a few kilometers of DTR, Magal's leading taut wire fence product; a few kilometers of buried cable (a virtual fence system) and an expansion of the airport's communication and surveillance equipment and associated infrastructure.

Another two orders are for upgrades and improvements in prisons - one in North America for $500K to design, supply and install inmate cell communication and guard tour systems and one in Israel.

The last order is for security equipment for a highly protected site with three existing PIDS layers; the current VMD (Video Motion Detection) layer will be upgraded to Magal's latest video solution - Maestro DB.

Eitan Livneh, President and CEO of Magal S3, commented: "Magal's client relationships and continuous commitment to customer satisfaction result in follow-up orders such as these. While much effort is invested in securing new projects and customers, our existing customer base is a top priority that deserves much attention."

About Magal S3:

Magal S3 is a leading international provider of security, safety and site management solutions and products. Over the past 40 years, Magal S3 has delivered tailor-made solutions to hundreds of satisfied customers in over 80 countries. Magal S3 offers a broad portfolio of unique products used to protect sensitive installations in some of the world's most demanding locations and harshest climates. This portfolio covers the following three categories:

    - Perimeter Intrusion Detection Systems (PIDS) - a variety of smart barriers and fences, fence mounted detectors, virtual gates, buried and concealed detection systems;

    - Close Circuit TV (CCTV) - a comprehensive management platform with a leading Intelligent Video Analytics (IVA) and Video Motion Detection
      (VMD) engine;

    - Physical Security Information Management (PSIM) - a site management open system that enhances command, control and decision making during both routine operations and crisis situations.

This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward looking statements, are set forth in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

    For more information:

    Magal S3
    Hagai Katz, SVP Marketing & BD
    Assistant: Ms. Elisheva Almog
    E-mail: ElishevaA@magal-s3.com
    Tel: +972(3)539-1444
    Web: http://www.magal-s3.com

    CCG Investor Relations
    Ehud Helft/Kenny Green
    E-mail: magal@ccgisrael.com
    Tel: (US) +1(646)201-9246
    Int'l dial: +972-3-607-4717